

Press release

Stockholm, 20 April 2007

Bulletin from the annual general meeting of Husqvarna AB (publ)

The Annual General Meeting of Husqvarna AB was held at 4 pm on 19 April 2007 in Jönköping

Board of Directors and remuneration to the Directors and the Auditors
Lars Westerberg, Bengt Andersson, Peggy Bruzelius, Börje Ekholm, Tom Johnstone, Anders Moberg, Gun Nilsson, Peder Ramel and Robert F. Connolly were re-elected to the Board. The number of Board members elected by the AGM will thus remain nine. Lars Westerberg was elected Chairman of the Board.

The AGM approved of the proposed Board remuneration in accordance with the following: SEK 1,500,000 to the Chairman of the Board, SEK 437,500 to each of the Directors elected by the General Meeting and not employed by the company. The Chairman of the Audit Committee shall receive SEK 175,000 and the two members shall receive SEK 75,000 each. The Chairman of the Remuneration Committee shall receive SEK 100,000 and the two members SEK 50,000 each. The approved remunerations are the same as the previous year. The Auditor's fee shall be paid on the basis of approved invoice.

Accounts
The parent company's and the Group's income statements and balance sheets were adopted. The Board of Directors and the President were discharged from liability for the fiscal year 2006.

Dividend
The proposed dividend of SEK 2.25 per share was adopted. The record date for the dividend was set to Tuesday, April 24, 2007 and the estimated date for the payment of the dividend is Friday, April 27, 2007.

Nomination Committee
The AGM decided that the company shall have a Nomination Committee consisting of five members. The members should be one representative of each of the four largest shareholders in the company with regard to the number of votes held, together with the Chairman of the Board of Directors.

Principles for remuneration and resolution on long term incentive program
The AGM decided to approve the Board of Directors' proposal for remuneration principles for Husqvarna's Group Management.
Furthermore, the AGM resolved in accordance with the Board's proposal to adopt a performance based long-term incentive program for 2007.

Address	Visiting address	Telephone	Fax	Reg. No.	Web site
Husqvarna AB (publ) SE-104 25 Stockholm Sweden	S:t Göransgatan 143	+46-3614 65 00	+46-88739 64 50	556000-5331	www.husqvarna.com

dlw 4/26

Amendment of the articles of association
The AGM resolved in accordance with the Board's proposal to amend the articles of association by removal of the last paragraph of § 5, meaning that a bonus issue of only one class of shares may be executed.

Reduction of the share capital
The AGM resolved in accordance with the Board's proposal to reduce the share capital by SEK 6, by way of redemption of three shares of class B from Investor AB without payment.

Bonus Issue
The AGM resolved in accordance with the Board's proposal on a bonus issue of 88,877,745 A-shares. The bonus issue will increase the share capital by SEK 177,755,490, which will be obtained through re-allocation of funds from unrestricted equity according to the most recently adopted balance sheet. Each existing A- or B-share shall entitle to one (1) bonus share right for A-shares. Ten (10) bonus share rights shall entitle to three (3) new A-shares. Shareholder's bonus share rights that are not multiples of ten shall be sold through the company and the funds received shall be allocated net of sales costs to the shareholders whose bonus share rights have been sold. The new shares shall entitle to dividend from and including the financial year 2007. The record date for the bonus issue was set to 16 May 2007.

Acquisitions and transfers of own shares
The AGM resolved to authorise the Board to resolve to acquire and transfer the company's own shares of class B at the Stockholm Stock Exchange against cash consideration until the Annual General Meeting in 2008. Acquisitions and transfers shall comprise no more than 3 per cent. of the company's shares and shall be made at a price within the registered spread at any given time. The purpose is to hedge the company's obligations in connection with implemented incentive programs.
The AGM resolved to transfer at most 2,880,000 of the company's own shares of series B to the participants in the company's incentive programs. Transfers of shares under the Husqvarna Performance Share plan 2006 and in accordance with share awards granted under the incentive program for 2007 will be made without consideration. Transfers of shares in accordance with the employee stock options granted under the incentive program for 2007 will be made at a price corresponding to 110 % of the close price of the company's Class B share on the Stockholm Stock Exchange during a period of 10 trading days prior to the grant of options.
Currently, the company does not hold any own shares.

Authorization for new share issue
The AGM resolved to authorize the Board to resolve on the issue of not more than 38.5 million new A- and/or B-shares against consideration in kind, on one or more occasions, during the period until the Annual General Meeting in 2008. The division between shares of class A and class B shall substantially correspond to the division of shares at the time of the issue of new shares. The price for the new shares shall be based on the prevailing market price of the Husqvarna share. The purpose of the authorization is to facilitate acquisitions where payment will be made in own shares.

Husqvarna

RECEIVED

2007 APR 25 A 10: 21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Contents page

Interim Report January-March 2007

Stockholm 19 April 2007

- **Net sales amounted to SEK 9,214m (9,338) and income for the period to SEK 613m (546*), corresponding to SEK 2.07 (1.84*) per share**
- **Operating income for the first quarter rose to SEK 984m (929), and margin improved to 10.7 % (9.9)**
- **Good sell-in of consumer garden products to retailers**
- **Higher sales for Consumer Products in comparable currencies, higher operating income and margin**
- **Continued strong performance for Professional Products**

* *Pro forma*

SEKm, unless otherwise stated	First quarter 2007	First quarter 2006	Change,%	Change in comparable currencies, %[1]	Full year 2006
Net sales	**9,214**	9,338	-1	6	29,402
Operating income	**984**	929	6	9	3,121
Operating margin, %	***10.7***	*9.9*	-	-	*10.6*
EBITDA	**1,211**	1,166	4	8	3,957
EBITDA margin, %	**13.1**	12.5	-	-	13.5
Income after financial items	**876**	792[2]	11[2]	-	2,692[2]
Margin, %	***9.5***	*8.5*[2]	-	-	*9.2*[2]
Income for the period	**613**	546[2]	12[2]	-	1,862[2]
Earnings per share, SEK[3]	**2.07**	1.84[2]	12[2]	-	6.29[2]
Return on capital employed, %[4]	**22.8**[2]	24.0[2]	-	-	23.8[2]
Return on equity,%[4]	**31.4**[2]	38.5[2]	-	-	32.5[2]

1) Including both transaction and translation effects.
2) Pro forma.
3) Before dilution. To enable comparison, the figures for both 2006 and 2007 are based on the number of shares as of 31 March 2007, i.e. 296,259,153.
4) Calculated on a 12-month basis.

Adress	Besöksadress	Telefon	Fax	Reg. No.	Hemsida
HUSQVARNA AB (publ) Box 30224 104 25 Stockholm	S:t Göransgatan 143	036-14 65 00	08-738 64 01	556000-5331	www.husqvarna.com

FINANCIAL INFORMATION

The Husqvarna Group was established and capitalized as of 31 May 2006. Operations in Husqvarna previously comprised the Outdoor Product segment within the Electrolux Group.

During 2006 Husqvarna published pro forma financial information and combined financial statements. The difference between the pro forma financial information and the combined financial statements is described in Note 29 in the Group's annual report.

This report shows pro forma comparable figures for the first quarter of 2006. The income statement, the balance sheet and the cash flow analysis on pages 7-9 show both pro forma and combined comparable figures.

Pro forma financial information

The pro forma financial information 2006 has been prepared in order to describe Husqvarna on a stand-alone basis, and was based on the assumption that Husqvarna was established and capitalized as of 1 January 2005 for the pro forma income statement and 31 December 2005 for the pro forma balance sheet.

The following financial information for 2006 is shown pro forma in the report and has been marked with an asterix: financial net, taxes, net borrowings and equity. This affects the cash flow and the following key ratios: earnings per share, equity per share, net debt/equity, equity/assets, return on capital employed and return on equity.

Combined Financial Statements

Operations were transferred to Husqvarna at book values reported by Electrolux according to the predecessor basis. The combined financial statements 2006 represent the financial position, results of operations and cash flows of Husqvarna AB and its subsidiaries and other legal entities, which were included in the former Outdoor Product segment within Electrolux.

As the establishment of the Group was finalized by 31 May 2006, the income statement, balance sheet, equity statement and cash flow statement as of 1 June 2006 and onward represent the consolidated values for the Group.

Accounting principles

Husqvarna applies International Financial Reporting Standards (IFRS) as adopted by the European Union. This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, and RR 31 from the Swedish Financial Accounting Standards Council.

The accounting principles applied in this interim report are described in Husqvarna's annual report. The accounting principles are also available at www.husqvarna.com under Investor Relations.

NET SALES AND INCOME

Net sales

Net sales for the Husqvarna Group in the first quarter of 2007 amounted to SEK 9,214m, as against SEK 9,338m for the same period in the previous year, corresponding to a decline of 1%. The decline refers mainly to Consumer Products in North America, while net sales for Professional Products increased over the previous year.

After adjustment for exchange rate fluctuations, net sales increased by 6%, due mainly to a substantial increase for Professional Products.

Operating income

Operating income rose by 6% to SEK 984m (929), and operating margin improved to 10.7% (9.9). The improvement refers to both Professional Products and Consumer Products.

Adjusted for changes in exchange rates, the Group's operating income increased by 9%. Including both transaction and translation effects, changes in exchange rates had a total negative impact on operating income of SEK -26m in comparison with the previous year. Transaction effects net of hedging contracts, amounted to SEK 20m, and the effect of translation of income statements in subsidiaries amounted to SEK -46m.

Financial net

Net financial items for the first quarter amounted to SEK -108m (-137*). The financial net was negatively impacted by higher interest rates, which were more than offset by lower average net borrowings during the quarter.

Income after financial items

Income after financial items amounted to SEK 876m (792*), corresponding to a margin of 9.5% (8.5*).

Taxes

Total taxes amounted to SEK -263m (-246*), corresponding to 30% (31*) of income after financial items.

Earnings per share

Income for the period was SEK 613m (546*), corresponding to SEK 2.07 (1.84*) per share before dilution.

OPERATING CASH FLOW

Operating cash flow SEKm	First quarter 2007	First quarter 2006 Pro forma	Full year 2006 Pro forma
Cash flow from operations, excluding changes in operating assets and liabilities	912	783	2,626
Changes in operating assets and liabilities	-3,651	-5,142	-1,194
Cash flow from operations	**-2,739**	**-4,359**	**1,432**
Cash flow from investments, excluding acquisitions	-156	-301	-897
Operating cash flow	**-2,895**	**-4,660**	**535**

The operating cash flow was negative in the first quarter, following the normal seasonal pattern, and amounted to SEK -2,895m (-4,660*). The improvement over the previous year is mainly explained by unusually high account payables at the beginning of 2006.

* *Pro forma*

FINANCIAL POSITION

Group equity as of 31 March 2007, excluding minority interests, amounted to SEK 6,953m (5,263*), corresponding to SEK 23.47 (17.77*) per share.

The net debt/equity ratio amounted to 2.08 (1.89*) and the equity/asset ratio to 22.1%(23.1*).

The Group's net borrowings as of 31 March 2007 amounted to SEK 14,535m (9,926*). Net borrowings rose by SEK 10,285m from year-end 2006. Approximately SEK 7,200m of the increase is related to financing of the completed acquisitions, mainly Gardena. The remainder refers mainly to the seasonally negative cash flow.

Net borrowings SEKm	31 March 2007	31 March 2006 Pro forma	31 December 2006
Interest-bearing liabilities	15,645	10,983	5,090
Liquid funds	1,110	1,057	840
Net borrowings	**14,535**	**9,926**	**4,250**
Net debt/equity	2.08	1.89	0.68
Equity/assets ratio, %	22.1	23.1	38.3

PERFORMANCE BY BUSINESS AREA

Consumer Products

SEKm	**First quarter 2007**	First quarter 2006	Change, %	Change in comparable currencies, %[1]	Full year 2006
Net sales	6,207	6,540	-5	3	18,335
Operating income	521	503	4	11	1,415
Operating margin, %	8.4	7.7	-	-	7.7

1) Including both transaction and translation effects.

Deliveries in the first quarter comprise mainly sell-ins to retailers prior to the coming season. Retail inventories at the end of the quarter are estimated to have been largely unchanged compared to the previous year.

Group sales in North America in the first quarter of 2007 increased in comparable currencies, but decreased in SEK. The increase refers mainly to higher sales of garden tractors and lawn mowers. Operating income and margin for the North American operation improved, mainly as a result of an improved product mix, despite higher costs for raw materials.

Group sales in Europe increased somewhat in comparable currencies and were largely unchanged in SEK. Higher sales of lawn mowers compensated for lower sales of chainsaws. Operating income for the European operation improved, mainly due to positive effects of exchange rates referring to products imported from the US operation.

Group inventories were significantly lower than in the first quarter of 2006, excluding acquisitions.

Overall sales for the Consumer Products business area increased in comparable currencies, but decreased in SEK. Operating income and margin improved in comparison with the previous year.

** Pro forma*

Professional Products

SEKm	**First quarter 2007**	First quarter 2006	Change, %	Change in comparable currencies, %[1]	Full year 2006
Net sales	3,007	2,798	7	13	11,067
Operating income	510	455	12	11	1,875
Operating margin, %	17.0	16.3	-	-	16.9

1) Including both transaction and translation effects.

Market demand for professional chainsaws in the first quarter is estimated to have been largely unchanged from the previous year, showing an increase in Europe and a decrease in the US. Group sales rose over the previous year, despite negative impact from currencies. Higher sales in Europe more than compensated for a decline in the US. Operating income improved, while margin was largely unchanged from the previous year.

Sales for Commercial Lawn and garden rose considerably, also after adjustment for the acquisition of Dixon Industries in the US and Klippo in Sweden. The increase in sales refers mainly to good growth in Europe for riders. Both operating income and margin rose, due mainly to higher production volumes, improved productivity and a better product mix.

Market demand for diamond tools and cutting equipment for the construction industry is estimated to have declined in the US and shown some growth in Europe. Group sales were somewhat lower in SEK but were higher in comparable currencies, also after adjustment for the consolidation of the joint venture in China as of year-end 2006. Operating income and margin declined, due mainly to negative transactional currency impact and costs referring to the launch of Husqvarna as the global brand for products sold to the construction industry.

Overall sales for the Professional Products business area increased from the previous year. Operating income and margin improved.

CHANGES IN GROUP STRUCTURE

At the beginning of January 2007 Husqvarna signed an agreement to acquire Klippo AB of Sweden. Klippo is the largest producer of petrol-driven walk-behind lawn mowers in the Swedish market, mainly for professional users. In 2006, the company reported sales of approximately SEK 150m and had about 50 employees. Klippo is included in the first quarter with sales of SEK 34m and operating income of SEK 6m.

At the end of March the acquisition of the German company Gardena AG was completed.
In the fiscal year ending September 2006, Gardena reported sales of approximately SEK 3,800m (EUR 422m) and operating income of approximately SEK 486m (EUR 54m). The company has approximately 2,900 employees. Gardena is included in the Group's accounts within Consumer Products as of 31 March 2007, and had no effect on the Group's result in the first quarter. According to a preliminary acquisition analysis, most of the surplus value of approximately SEK 5,000m has been allocated to brand and goodwill.

At the beginning of April the acquisition of the outdoor products operation within Komatsu Zenoah was completed. Sales for this operation in the latest fiscal year ending 31 March 2006 amounted to approximately SEK 1,200m (approximately JPY 19 billion), of which about half were in Japan. The operation will be consolidated in the Group's accounts within Professional Products as of April 2007.

At the end of February 2007 the Group acquired King Concepts in Australia, which manufactures equipment and consumables for floor preparation and concrete polishing. The company has annual sales of approximately SEK 30m and 15 employees. The acquisition strengthens the Group's position within equipment for the construction industry.

Stockholm 19 April 2007

Bengt Andersson
President and CEO

TELEPHONE CONFERENCE

A telephone conference will be held at 14.00 CET on 19 April, 2007. A replay of the telephone conference will be available at the Group's website www.husqvarna.com/ir. Slides used during the conference call will also be available at the web site.

REPORTING DATES IN 2007

July 24	Interim report for January-June
October 19	Interim report for January-September

This report has not been audited.

CONSOLIDATED INCOME STATEMENT

SEKm	**First quarter 2007**	First quarter 2006 Pro forma	First quarter 2006 Combined	Full year 2006 Pro forma	Full year 2006 Combined
Net sales	**9,214**	**9,338**	**9,338**	**29,402**	**29,402**
Cost of goods sold	-6,907	-7,120	-7,120	-21,477	-21,477
Gross operating income	**2,307**	**2,218**	**2,218**	**7,925**	**7,925**
Selling expense	-1,034	-1,052	-1,052	-3,727	-3,727
Administrative expense	-289	-241	-241	-1,086	-1,086
Other operating income/expenses	0	4	4	9	9
Operating income[*]	**984**	**929**	**929**	**3,121**	**3,121**
Margin, %	10.7	9.9	9.9	10.6	10.6
Financial items, net	-108	-137	-95	-429	-378
Income after financial items	**876**	**792**	**834**	**2,692**	**2,743**
Margin, %	9.5	8.5	8.9	9.2	9.3
Taxes	-263	-246	-259	-830	-846
Income for the period	**613**	**546**	**575**	**1,862**	**1,897**
Attributable to:					
Equity holders of the Parent Company	612	546	575	1,862	1,897
Minority interests in income for the period	1	0	0	0	0
[*] Operating income includes:					
Depreciation and amortization	*227*	*237*	*237*	*836*	*836*
Earnings per share, SEK	2.07	1.84	1.94	6.29	6.40
After dilution, SEK	2.07	1.84	1.94	6.29	6.40
Number of shares, millions	296.3	296.3[1]	296.3[1]	296.3	296.3

1) To enable comparison, figures for both 2006 and 2007 are based on the number of shares as of 31 March 2007, i.e. 296,259,153.

CONSOLIDATED BALANCE SHEET

SEKm	**31 March 2007**	31 March 2006 Pro forma	31 March 2006 Combined	31 December 2006
Assets				
Property, plant and equipment	4,474	3,830	3,830	3,575
Goodwill	5,976	1,811	1,811	1,780
Other intangible assets	2,668	482	482	511
Investments in associates	7	7	7	6
Deferred tax assets	831	835	835	628
Financial assets	246	177	177	246
Total non-current assets	**14,202**	**7,142**	**7,142**	**6,746**
Inventories	6,578	6,240	6,240	5,165
Trade receivables	9,112	7,882	7,882	3,106
Derivatives	161	57	57	142
Tax receivables	50	80	80	112
Other current assets	455	366	366	386
Short-term investments	0	271	271	0
Cash and cash equivalents	1,060	729	311	698
Total current assets	**17,416**	**15,625**	**15,207**	**9,609**
Total assets	**31,618**	**22,767**	**22,349**	**16,355**
Assets pledged	38	44	44	38
Equity and liabilities				
Total equity attributable to equity holders of the Parent Company	6,953	5,263	1,067	6,252
Minority interests	33	1	1	12
Total equity	**6,986**	**5,264**	**1,068**	**6,264**
Long-term borrowings	11,111	6,258	253	4,683
Deferred tax liabilities	1,345	540	540	567
Provisions for pensions and other post-employment benefits	1,104	376	376	363
Other provisions	571	459	459	477
Total non-current liabilities	**14,131**	**7,633**	**1,628**	**6,090**
Trade payables	3,431	3,036	3,036	2,209
Tax liabilities	389	259	259	233
Other liabilities	2,036	1,775	1,775	1,096
Short-term borrowings	4,392	4,624	14,407	303
Derivatives	142	101	101	104
Other provisions	111	75	75	56
Total current liabilities	**10,501**	**9,870**	**19,653**	**4,001**
Total equity and liabilities	**31,618**	**22,767**	**22,349**	**16,355**
Contingent liabilities	102	134	134	41

CONSOLIDATED CASH FLOW STATEMENT

SEKm	First quarter 2007	First quarter 2006 Pro forma	First quarter 2006 Combined	Full year 2006 Pro forma	Full year 2006 Combined
Operations					
Income after financial items	876	792	834	2,692	2,743
Depreciation and amortization	227	237	237	836	836
Change in accrued and prepaid interest	20	0	0	1	1
Taxes paid	-211	-246	-190	-903	-606
Cash flow from operations, excluding change in operating assets and liabilities	**912**	**783**	**881**	**2,626**	**2,974**
Change in operating assets and liabilities					
Change in inventories	-390	-4	-4	716	716
Change in trade receivables	-4,688	-4,574	-4,481	2	2
Change in trade payables	29	-1,158	-1,160	-1,787	-1,787
Change in other current assets	834	184	184	141	141
Change in other operating liabilities and provisions	564	410	607	-266	8
Cash flow from operating assets and liabilities	**-3,651**	**-5,142**	**-4,854**	**-1,194**	**-920**
Cash flow from operations	**-2,739**	**-4,359**	**-3,973**	**1,432**	**2,054**
Investments					
Acquisitions of operations	-7,220	-193	-193	-558	-558
Capital expenditure in property, plant and equipment	-129	-238	-238	-735	-735
Capitalization of product development and software	-35	-28	-28	-155	-155
Other	8	-35	-35	-7	-7
Cash flow from investments	**-7,376**	**-494**	**-494**	**-1,455**	**-1,455**
Total cash flow from operations and investments	**-10,115**	**-4,853**	**-4,467**	**-23**	**599**
Financing					
Change in short-term investments	92	0	-271	233	-38
Change in interest-bearing liabilities	10,365	4,853	5,560	-224	-3,559
Dividend/Group contribution to Electrolux	-	-	-777	-	-777
Contribution from Electrolux	-	-	-	-	4,250
Cash flow from financing	**10,457**	**4,853**	**4,512**	**9**	**-124**
Total cash flow	**342**	**0**	**45**	**-14**	**475**
Cash and cash equivalents at beginning of period	698	729	267	729	267
Exchange-rate differences	20	0	-1	-17	-44
Cash and cash equivalents at end of period	1,060	729	311	698	698

NET SALES BY BUSINESS AREA

SEKm	**First quarter 2007**	First quarter 2006	Change, %	Change in comparable currencies, %[1]
Consumer Products	6,207	6,540	-5	3
Professional Products	3,007	2,798	7	13
Total	**9,214**	9,338	-1	6

1) Including both transaction and translation effects.

OPERATING INCOME BY BUSINESS AREA

SEKm	**First quarter 2007**	First quarter 2006	Change, %	Change in comparable currencies, %[1]
Consumer Products	521	503	4	11
Margin, %	*8.4*	*7.7*		
Professional Products	510	455	12	11
Margin, %	*17.0*	*16.3*		
Total business areas	**1,031**	958	8	11
Margin, %	***11.2***	*10.3*		
Group common costs etc.	-47	-29		
Total	**984**	929	6	9
Margin, %	*10.7*	*9.9*		

1) Including both transaction and translation effects.

KEY RATIOS

	First quarter 2007	First quarter 2006 Pro forma	First quarter 2006 Combined	Full year 2006 Pro forma	Full year 2006 Combined
Net sales, SEKm	**9,214**	9,338	9,338	29,402	29,402
Operating income, SEKm	**984**	929	929	3,121	3,121
Net sales growth, %	**-1**	19	19	2	2
Gross margin, %	**25.0**	23.8	23.8	27.0	27.0
Operating margin, %	**10.7**	9.9	9.9	10.6	10.6
Working capital, SEKm	**8,664**	8,558	8,558	4,335	4,335
Return on capital employed, %	**22.8**	24.0	25.1	23.8	24.1
Return on equity, %	**31.4**	38.5	48.8	32.5	43.2
Earnings per share, SEK[1]	**2.07**	1.85	1.94	6.29	6.40
Capital-turnover rate, times	**2.23**	2.60	2.59	2.4	2.4
Operating cash flow, SEKm	**-2,895**	-4,660	-4,660	535	1,157
Net debt/equity ratio	**2.08**	1.89	13.22	0.68	0.68
Capital expenditure, SEKm	**164**	266	266	890	890
Average number of employees[2]	**13,835**	12,439	12,349	11,412	11,412

1) Before dilution. To enable comparison, figures for both 2006 and 2007 are based on the number of shares as of 31 March 2007, i.e. 296,259,153.

2) Gardena is not included.

NET SALES AND INCOME BY QUARTER

Net sales and income		Q1	Q2	Q3	Q4	Full year
Net sales, SEKm	**2007**	**9,214**				
	2006	9,338	10,133	5,392	4,539	29,402
Operating income, SEKm	**2007**	**984**				
	Marginal, %	*10.7*				
	2006	929	1,275	571	346	3,121
	Marginal, %	*9.9*	*12.6*	*10.6*	*7.6*	*10.6*
Income after financial items, SEKm	**2007**	**876**				
	Marginal, %	*9.5*				
	2006	792[1]	1,154[1]	467	279	2,692[1]
	Marginal, %	*8.5*	*11.4*	*8.7*	*6.1*	*9.2*
Income for the period, SEKm	**2007**	**613**				
	2006	546[1]	797[1]	322	197	1,862[1]
Earnings per share, SEK[2]	**2007**	2.07				
	2006	1.84[1]	2.69[1]	1.09	0.66	6.29[1]

1) Pro forma.

2) Before dilution. To enable comparison, figures for both 2006 and 2007 are based on the number of shares as of 31 March 2007, i.e. 296,259,153.

NET SALES BY BUSINESS AREA PER QUARTER

SEKm		Q1	Q2	Q3	Q4	Full year
Consumer Products	**2007**	**6,207**				
	2006	6,540	6,993	2,774	2,028	18,335
Professional Products	**2007**	**3,007**				
	2006	2,798	3,140	2,618	2,511	11,067
Total	**2007**	**9,214**				
	2006	9,338	10,133	5,392	4,539	29,402

OPERATING INCOME BY BUSINESS AREA PER QUARTER

SEKm		Q1	Q2	Q3	Q4	Full year
Consumer Products	**2007**	**521**				
	Margin, %	*8.4*				
	2006	503	734	164	14	1,415
	Margin, %	*7.7*	*10.5*	*5.9*	*0.7*	*7.7*
Professional Products	**2007**	**510**				
	Margin, %	*17.0*				
	2006	455	576	447	397	1,875
	Margin, %	*16.3*	*18.3*	*17.1*	*15.8*	*16.9*
Group common costs etc.	**2007**	**-47**				
	2006	-29	-35	-40	-65	-169
Total	**2007**	**984**				
	Margin, %	*10.7*				
	2006	929	1,275	571	346	3,121
	Margin, %	*9.9*	*12.6*	*10.6*	*7.6*	*10.6*

NET SALES AND OPERATING INCOME, 12 MONTHS ROLLING

SEKm		Q1	Q2	Q3	Q4
Net sales, SEKm	**2007**	**29,278**			
	2006	30,226	30,629	29,863	29,402
Operating income, SEKm	**2007**	**3,176**			
	Margin, %	*10.8*			
	2006	3,042	3,155	3,102	3,121
	Margin, %	*10.1*	*10.3*	*10.4*	*10.6*

CHANGE IN GROUP EQUITY

	First quarter 2007			First quarter 2006			Full year 2006		
SEKm	Equity	Minority interest	Total Equity	Equity	Minority interest	Total Equity	Equity	Minority interest	Total Equity
Opening balance	**6,252**	**12**	**6,264**	**2,416**	**0**	**2,416**	**2,416**	**0**	**2,416**
Transactions in equity[1]	-	-	-	-1,866	-	-1,866	-1,903	-	-1,903
Unconditional shareholder contribution[2]	-	-	-	-	-	-	4,250	-	4,250
Change in hedge reserve	-65	-	-65	23	-	23	61	-	61
Translation difference	153	-	153	-80	-	-80	-476	-	-476
Share-based payment	1	-	1	-	-	-	7	-	7
Other	-	20	20	-	-	-	-	12	12
Income for the period	612	1	613	575	-	575	1,897	-	1,897
Closing balance	**6,953**	**33**	**6,986**	**1,068**	**0**	**1,068**	**6,252**	**12**	**6,264**

1) Mainly effects of transfers of operations from Electrolux and dividend/Group contributions from Husqvarna to Electrolux.

2) An unconditional shareholder's contributions of SEK 4,250m from Electrolux 15 May 2006 in order to adjust the capital structure of Husqvarna AB prior to distribution.

THREE YEAR REVIEW

Combined	**2006**	**2005**	**2004[1]**
Net sales, SEKm	29,402	28,768	27,202
Operating income, SEKm	3,121	2,898	2,983
Net sales growth, %	2	6	1
Gross margin, %	27.0	26.6	26.9
Operating margin, %	10.6	10.1	11.0
Return on capital employed, %	24.1	31.0	31.1
Return on equity, %[2]	43.2	46.0	41.9
Capital turn-over rate, times	2.4	2.6	2.9
Operating cash flow, SEKm	1,157	1,736	2,073
Capital expenditure, SEKm	890	1,259	1,040
Average number of employees	11,412	11,681	11,657

1) Restated to comply with IFRS, except for IAS 39. If IAS 39 had been applied in 2004, the volatility in income, net borrowings and equity would most probably have been higher.

DEFINITIONS

Capital indicators

Net assets	Total assets exclusive of liquid funds and interest-bearing financial receivables, less operating liabilities, non-interest-bearing provisions and deferred tax liabilities.
Operating working capital	Inventories and trade receivables less trade payables.
Working capital	Current assets exclusive of liquid funds and interest-bearing financial receivables, less operating liabilities and non-interest-bearing provisions.
Net borrowings	Total interest-bearing liabilities less liquid funds.
Liquid funds	Cash and cash equivalents, short term investments as well as fair value derivative assets.
Net debt/equity ratio	Net borrowings in relation to total adjusted equity.
Capital employed	Total liabilities and equity less non-interest bearing debt including deferred tax liability.
Equity/assets ratio	Equity as a percentage of total assets.

Other key ratios

Earnings per share	Income for the period divided by the number of shares.
Net sales growth	Net sales as a percentage of the preceding period.
Gross margin	Gross operating income as a percentage of net sales.
Operating margin	Operating income as a percentage of net sales.
Return on equity	Income for the period as a percentage of average equity.
Return on capital employed	Operating income plus financial income as a percentage of average capital employed.
Operating cash flow	Total cash flow from operations and investments, excluding acquisitions and divestments of operations.
EBITDA	Earnings before interest, taxes, depreciation and amortization.
Capital expenditure	Property, plant and equipment and capitalization of product development and software.

Factors affecting forward-looking statements

This report contains forward-looking statements in the sense referred to in the American Private Securities Litigation Reform Act of 1995. Such statements comprise, among other things, financial goals, goals of future business and financial plans. These statements are based on present expectations and are subject to risks and uncertainties that may give rise to major deviations of the result due to several aspects. These aspects include, among other things: consumer demand and market conditions in the geographical areas and lines of business in which Husqvarna operates, the effects of currency fluctuations, downward pressure on prices due to competition, a material reduction of sales by important distributors, any success in developing new products and in marketing, outcome of any product responsibility litigation, progress when it comes to reach the goals set for productivity and efficient use of capital, successful identification of growth opportunities and acquisition objects, and to integrate these into the existing business and successful achievement of goals to make the supply chain more efficient.

END